Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies: Ivax Corporation
Commission File No. 001-09623

IVAX Corporation 4400 Biscayne Boulevard Miami, FL 33137 Telephone: 305-575-6000
Announcement to Employees
Today, we announced the merger of IVAX Corporation and Teva Pharmaceutical Industries, Limited. As most of you are aware, Teva is a global pharmaceutical company that specializes in the development, manufacture and marketing of generic and proprietary pharmaceuticals and active pharmaceutical ingredients. Together, IVAX and Teva will form the largest generic pharmaceutical company in the United States and, in terms of prescriptions, the second largest company among all brand and generic companies in the U.S. We expect the combination of these two strong companies will not only create shareholder value, but will also produce a formidable, global pharmaceutical company.
It will take a significant period of time, perhaps a year or more, to complete this transaction and integrate our operations. Prior to the closing, IVAX will continue operating as an independent company and, as always, we are dependent on the continued dedication of our valued employees. We will be working closely with Teva’s during this period to develop an integration plan and will be informing you about these plans with periodic communications as these plans become available.
We want to express our sincere appreciation to all our dedicated employees for the continued excellence of their effort and performance in creating a valued and highly-respected company.
Phillip Frost, M.D.
Chairman and Chief Executive Officer